Filed pursuant to Rule 424(b)(3)
File No. 333-119338

August 17, 2007

SUPPLEMENT DATED AUGUST 17, 2007 TO PROSPECTUS DATED MARCH 6, 2007

Dear Investor(s):

GRANT PARK FUTURES FUND JULY PERFORMANCE UPDATE

FUND	JULY	2007 YTD		Total NAV	NAV/Unit
Grant Park Futures Fund Class A Units	-3.72%	2.22%		$ 66.2M	$1,188.363
Grant Park Futures Fund Class B Units	-3.79%	1.71%		$343.2M	$1,039.874
TRADING ADVISORS	JULY	2007 YTD	% of Fund
Rabar Market Research (Div)	-3.80%	3.49%	19%
EMC Capital Management (Classic)	-8.36%	-2.60%	20%
Eckhardt Trading (Higher Leveraged)	1.33%	8.70%	9%
Graham Capital Management (GDP)	-3.22%	6.94%	10%
Winton Capital Management (Div)*	-1.81%	-0.61%	22%
Saxon Investment Corp (Div)**	–	-4.76%	–
Welton Investment Corp (Gl Dir Port)	-3.53%	4.82%	19%
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

*Year to date performance of 1.90% through 5/31/2007.  Effective 6/1/2007 the portion of Grant Park’s net assets allocated to Winton Capital Management were reallocated to the Dearborn Select Master Fund SPC – Winton Segregated Portfolio – Class GP.
**Performance through 5/31/2007

Short positions in the interest rate sector were dealt losses after Standard and Poor’s lowered ratings on some European collateralized debt obligations.  The decision pushed prices for foreign government-backed securities higher as investors reduced their exposure to corporate debt.  Weakness in global equities at month’s end caused flight-to-quality buying in global government fixed income markets, resulting in further losses.

Long positions in the stock indices reported losses after further worries over the state of U.S. sub-prime loans caused a massive sell-off in domestic and foreign equities markets.  Disappointing earnings reports also pushed share markets lower.

Currency positions lost ground after the Japanese yen rallied materially against virtually all of its trading partners.  Investors, looking for protection from losses incurred in equity markets, unwound positions in which they initially borrowed yen in order to invest in assets denominated in higher-yielding currencies, sending the yen higher relative to the euro and New Zealand dollar.

Concerns over a possible credit squeeze sent metals prices lower, resulting in losses for long positions.  Gold prices fell as investors sought to reduce their exposure to commodities risk; a rally in the U.S. dollar also contributed to weakness in gold prices.

555 West Jackson   Suite 600   Chicago, IL 60661   312.756.4450   312.756.4452 fax   800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)   www.dearborncapital.com

Weakness in commodity prices extended to the soft/agricultural sector where favorable growing conditions and well-timed rains resulted in lower grain prices.  Long positions in the soybean complex sustained the largest losses in the sector.

Lastly, positions in the energy sector were profitable during the month.  Long positions in crude oil gained as prices rallied amid reports of falling U.S. inventories and the possibility of renewed sectarian strife in Nigeria.  Natural gas prices fell, benefiting short positions.

If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450 or e-mail us at funds@dearborncapital.com.

Sincerely,

David Kavanagh
President

Enclosures

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary.
Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson   Suite 600   Chicago, IL 60661   312.756.4450   312.756.4452 fax   800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)   www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
JULY 31, 2007

Statement of Income
	Month (A Units) In US $	Year to Date (A Units) In US $	Month (B Units) In US $	Year to Date (B Units) In US $
Trading Income (Loss):
Realized Trading Income (Loss)	(587,549)	4,182,311	(3,063,275)	22,748,436
Change in Unrealized Income (Loss)	(1,795,669)	(1,040,423)	(9,361,988)	(6,087,163)
Brokerage Commissions	(10,353)	(116,085)	(53,977)	(594,676)
Exchange, Clearing Fees and NFA charges	(42,265)	(254,741)	(220,357)	(1,307,406)
Other Trading Costs	(46,789)	(223,670)	(243,940)	(1,148,557)
Change in Accrued Commissions	15,851	16,527	82,639	84,247

Net Trading Income (Loss)	(2,466,774)	2,563,919	(12,860,898)	13,694,881

Other Income:
Income from Inv in Dearborn Select Master Fund
Interest, U.S. Obligations	101,806	775,800	530,783	3,977,180
Interest, Other	184,994	1,105,162	964,497	5,679,155

Total Income (Loss)	(2,179,974)	4,444,881	(11,365,618)	23,351,216

Expenses:
Incentive Fees to Trading Managers	25,714	585,148	134,065	3,093,801
Administrative Fees	13,926	96,329	72,606	494,399
O&O Expenses	11,141	77,063	174,255	1,186,557
Brokerage Expenses	337,014	2,331,154	1,887,765	12,854,376
Illinois Replacement Tax

Total Expenses	387,795	3,089,694	2,268,691	17,629,133

Net Income (Loss)	(2,567,769)	1,355,187	(13,634,309)	5,722,083

Statement of Changes in Net Asset Value

Beginning Balance	67,163,704	58,161,220	351,386,372	324,091,775
Additions	1,799,297	13,789,599	8,162,570	38,639,845
Net Income (Loss)	(2,567,769)	1,355,187	(13,634,309)	5,722,083
Redemptions	(165,484)	(7,076,258)	(2,680,186)	(25,219,256)

Balance at JULY 31, 2007	66,229,748	66,229,748	343,234,447	343,234,447
Total Units Held at End of The Period		55,731.91107		330,072.99013
Net Asset Value Per Unit		1,188.363		1,039.874
Rate of Return	-3.72%	2.22%	-3.79%	1.71%

To the best of my knowledge and belief the information
contained herein is accurate and complete.
DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP